Exhibit 99.1

FOR IMMEDIATE RELEASE

Friday, March 13, 2009

(All amounts in U.S. dollars)

CELESTICA INC. ANNOUNCES EXPIRATION OF EARLY TENDER DATE AND
WITHDRAWAL RIGHTS DEADLINE IN OFFER FOR ITS 7.875% NOTES

TORONTO, Canada — Celestica Inc. (“Celestica”) (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that the Early Tender Date (as defined below) in respect of its previously announced modified “Dutch Auction” tender offer (the “Offer”) for a portion of its outstanding 7.875% Senior Subordinated Notes due 2011 (the “Notes”) expired at 5:00 p.m., New York City time, on March 11, 2009.

As of the Early Tender Date, Celestica received valid tenders from holders of $406.6 million in aggregate principal amount of the Notes at various bid prices within the acceptable bid price range of $960 to $1,010 per $1,000 principal amount. This represents 83.1% of the outstanding principal amount of the Notes. Holders who validly tendered and did not validly withdraw their Notes at or prior to the Early Tender Date will be eligible to receive the Early Tender Payment of $20 per $1,000 principal amount of Notes for Notes that are accepted for purchase by Celestica pursuant to the Offer, which amount is included in the bid price specified by such tendering holders.

Previously validly tendered Notes cannot be withdrawn after the Withdrawal Rights Deadline, which also occurred at 5:00 p.m., New York City time, on March 11, 2009, and holders who validly tender Notes after the Withdrawal Rights Deadline do not have withdrawal rights. The Offer will expire at 5:00 p.m., New York City time, on March 26, 2009, unless extended (the “Expiration Date”).

Pursuant to the offer to purchase dated February 26, 2009 (the “Offer to Purchase”), holders of Notes may still tender their Notes after the Early Tender Date until the Expiration Date and still be eligible to receive the Tender Offer Consideration as determined pursuant to the Offer (but not the Early Tender Payment) to the extent Celestica accepts such Notes for purchase in the Offer.

The aggregate amount of Notes validly tendered and not withdrawn to date exceeds the Tender Cap ($150 million in aggregate principal amount of the Notes); therefore, Celestica will accept for purchase Notes validly tendered in the Offer on a prorated basis as described in the Offer to Purchase. Celestica will determine the final proration factor as promptly as practicable after the Expiration Date.

The terms and conditions of the Offer are described in the Offer to Purchase and in the related Letter of Transmittal. Questions regarding the Offer may be directed to Banc of America Securities LLC, Global Debt Advisory Services, the Dealer Manager for the Offer, at 888-292-0070 (U.S. toll-free) and 704-388-9217 (collect).  Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, Global Bondholder Services Corporation, at 866-389-1500 (U.S. toll-free) and 212-430-3774 (collect).

This press release is for informational purposes only. This announcement does not constitute an offer to purchase or a solicitation of any offer to sell the Notes or any other securities. The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal.

The Offer does not constitute an offer to purchase Notes in any jurisdiction in which it is unlawful to make such offer under applicable securities or blue sky laws. In any jurisdiction in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the

Offers will be deemed to be made on behalf of Celestica, as the case may be, by the Dealer Manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

Safe Harbour and Fair Disclosure Statement

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation.  Forward looking statements are not guarantees of future performance.  Risks and uncertainties, as well as other information related to Celestica, are discussed in Celestica’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes.

Contacts:

Laurie Flanagan

Paul Carpino

Celestica Global Communications

Celestica Investor Relations

(416) 448-2200

(416) 448-2211

media@celestica.com

clsir@celestica.com